EXHIBIT 1

JOINT FILING AGREEMENT

Agreement dated as of October 31, 2005, between Joel R. Jacks and Peter M. Schulte (collectively the "Parties").

Each of the Parties hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial interest in shares of the Common Stock, par value $.0001 per share, of Federal Services Acquisition Corporation beneficially owned and reported upon in the Schedule 13D of which this agreement is an exhibit ("Schedule 13D") by each of the above named Parties, and each of the above Parties will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information, concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that information about the other Party is inaccurate.

By:	/s/ Joel R. Jacks
Joel R. Jacks

Chairman and Chief Executive Officer

By:	/s/ Peter M. Schulte
Peter M. Schulte

President and Secretary